SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-l(a) AND AMENDMENTS THERETO FILED PURSUANT

TO RULE 13d-2(a)

(Amendment No. 1)*

ACADIA Pharmaceuticals Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

004225108
(CUSIP number)

Leo Kirby
667 Madison Avenue, 21st Floor
New York, NY 10065
(212) 339-5633
(Name, address and telephone number of person authorized to receive notices and communications)

January 18, 2013
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

(Continued on the following pages)

(Page 1 of 7 Pages)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Baker Bros. Advisors, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 15,621,812
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 15,621,812
	10.	SHARED DISPOSITIVE POWER: 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 15,621,812
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.9% (1)
14.	TYPE OF REPORTING PERSON* IA
(1)	Based on 59,656,469 shares of common stock outstanding as reported in the Issuer’s Form S-3 filed with the SEC on December 21, 2012, plus 19,000,000 shares issued as reported in the Issuer’s Form 8-K filed with the SEC on December 12, 2012. See discussion of all securities of the Issuer (as defined below) that are held by the Funds (as disclosed below) in Item 5 of Schedule 13D filed with the Securities and Exchange Commission on December 21, 2012.

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Felix J. Baker
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 15,621,812
	8.	SHARED VOTING POWER:
	9.	SOLE DISPOSITIVE POWER: 15,621,812
	10.	SHARED DISPOSITIVE POWER:
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 15,621,812
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.9% (1)
14.	TYPE OF REPORTING PERSON* IN, HC

(1)	Based on 59,656,469 shares of common stock outstanding as reported in the Issuer’s Form S-3 filed with the SEC on December 21, 2012, plus 19,000,000 shares issued as reported in the Issuer’s Form 8-K filed with the SEC on December 12, 2012. See discussion of all securities of the Issuer (as defined below) that are held by the Funds (as disclosed below) in Item 5 of Schedule 13D filed with the Securities and Exchange Commission on December 21, 2012.

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Julian C. Baker
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 15,621,812
	8.	SHARED VOTING POWER
	9.	SOLE DISPOSITIVE POWER: 15,621,812
	10.	SHARED DISPOSITIVE POWER:
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 15,621,812
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.9% (1)
14.	TYPE OF REPORTING PERSON* IN, HC
(1)	Based on 59,656,469 shares of common stock outstanding as reported in the Issuer’s Form S-3 filed with the SEC on December 21, 2012, plus 19,000,000 shares issued as reported in the Issuer’s Form 8-K filed with the SEC on December 12, 2012. See discussion of all securities of the Issuer (as defined below) that are held by the Funds (as disclosed below) in Item 5 of Schedule 13D filed with the Securities and Exchange Commission on December 21, 2012.

Amendment No. 1 to Schedule 13D

This Amendment No. 1 to Schedule 13D amends and supplements the previously filed Schedule 13D filed by Julian C. Baker, Felix J. Baker and Baker Bros. Advisors, LLC (the “Adviser”, and together with Julian C. Baker and Felix J. Baker, the “Reporting Persons”). Except as supplemented herein, such statements, as heretofore amended and supplemented, remain in full force and effect.

ITEM 4.            Purpose of Transactions.

On January 18, 2013, Dr. Stephen R. Biggar, a Partner of the Adviser, was appointed to the Board of Directors (the “Board”) of ACADIA Pharmaceuticals Inc. (the “Issuer”). Dr. Biggar will fill a vacancy on the Board and serve as a Class II director until the Issuer’s annual meeting of stockholders in 2015.

Also on January 18, 2013, Dr. Biggar, upon appointment to the Board, was granted options to purchase 15,000 shares of Common Stock of the Issuer at $5.22 per share expiring 10 years from the date of grant (the “Options”). The Options vest in equal tranches on January 18, 2014 and January 18, 2015. Dr. Biggar serves on the Issuer’s Board as a representative of Baker Brothers Life Sciences, L.P. (“Life Sciences”), 667, L.P. (“667”) and 14159, L.P. (“14159”, and together with Life Sciences and 667, the “Funds”). Due to the agreements and policies of the Funds and Dr. Biggar's agreement to follow these agreements and policies, Dr. Biggar does not have any right to receive pecuniary interest in securities as compensation for serving as a director of the Issuer and therefore has no pecuniary interest in the Options. Dr. Biggar, however, retains the right to vote and dispose of any shares of Common Stock underlying the Options. The Funds are entitled to the pecuniary interest in the Options and each holds an indirect pecuniary interest.  Felix J. Baker and Julian C. Baker, solely as a result of their ownership interest in the general partners of the general partners of the Funds may be deemed to have an indirect pecuniary interest in the Options (i.e. no direct pecuniary interest).

Whether the Reporting Persons or their affiliates purchase any additional securities or dispose of any securities, and the amount and timing of any such transactions, will depend upon the Reporting Persons’ continuing assessments of pertinent factors, including the availability of shares of Common Stock or other securities for purchase at particular price levels, the Issuer’s business and prospects, other business investment opportunities, economic conditions, stock market conditions, money market conditions, the attitudes and actions of the board of directors and management of the Issuer, the availability and nature of opportunities to dispose of shares in the Issuer and other plans and requirements of the particular entities. Depending upon their assessments of the above factors from time to time, the Reporting Persons or their affiliates may change their present intentions regarding the Issuer, including whether to make suggestions to the management of the Issuer regarding financing and whether to acquire additional securities of the Issuer, including shares of Common Stock (by means of open market purchases, privately negotiated purchases, exercise of some or all of any warrants held, or otherwise) or to dispose of some or all of the securities of the Issuer, including shares of Common Stock, under their control.

Except as otherwise disclosed herein, at the present time, the Reporting Persons do not have any plans or proposals with respect to any extraordinary corporate transaction involving the Issuer or any sale of its assets, or with respect to its management, capitalization, dividend strategy, charter or by-laws, or any other change in its business or corporate structure or with respect to the delisting or deregistration of any of its securities including, without limitation, those matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 6.            Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The disclosure regarding the Options included in Item 4 above is incorporated by reference herein.

Item 7.            Material to Be Filed as Exhibits.

Exhibit	Description

99.1	Agreement Regarding the Joint Filing of Schedule 13D by and among the Reporting Persons

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 22, 2013

BAKER BROS. ADVISORS, LLC

By:	/s/ Scott L. Lessing
Name: Scott L. Lessing Title: President

/s/ Julian C. Baker
Julian C. Baker

/s/ Felix J. Baker
Felix J. Baker